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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                           SONUS PHARMACEUTICALS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    835692104
                                    ---------
                                 (CUSIP Number)

                                October 17, 1995
                                ----------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)

         / /      Rule 13d-(c)

         /X/      Rule 13d-1(d)

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP No. 835692104                                                  Page 2 of 6
================================================================================

1.     Name of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

       Daiichi Pharmaceutical Co., Ltd.

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2.     Check the Appropriate Box if a Member of a Group                 (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Citizenship or Place of Organization

       Japan

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Number of Shares            5.     Sole Voting Power: 462,857
Beneficially Owned by
Each Reporting Person
With:
                            ----------------------------------------------------

                            6.     Shared Voting Power:      0

                            ----------------------------------------------------

                            7.     Sole Dispositive Power: 462,857

                            ----------------------------------------------------

                            8.     Shared Dispositive Power:      0

--------------------------------------------------------------------------------

9.                Aggregate Amount Beneficially Owned by Each Reporting Person

                  462,857

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) excludes certain shares (See Instructions)
                                                                             / /

--------------------------------------------------------------------------------

11.               Percent of Class Represented by Amount in Row (9)

                  5.4%

--------------------------------------------------------------------------------

12.               Type of Reporting Person (See Instructions)

                  CO

================================================================================

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                                                                     Page 3 of 6

Item 1(a).  Name of Issuer:

SONUS Pharmaceuticals, Inc. ("SONUS")

Item 1(b).  Address of Issuer's Principal Executive Offices:

22026 20th Avenue S.E., Suite 102
Bothell, Washington, 98021

Item 2(a).  Name of Person Filing:

This Schedule 13G is filed by Daiichi Pharmaceutical, Co., Ltd., a Japanese corporation ("Daiichi").

Item 2(b).  Address of Principal Business Office:

Daiichi Pharmaceutical Co., Ltd.
14-10, Nihonbashi 3-chome
Chuo-ku, Tokyo 103-8234 Japan

Item 2(c). Citizenship:

Daiichi is a Japanese corporation.

Item 2(d).  Title of Class of Securities:

This statement relates to shares of Common Stock, par value $.001 per share of SONUS.

Item 2(e).  CUSIP Number:

835692104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

/ /  (a) Broker or dealer registered under Section 15 of the Exchange Act;

/ /  (b) Bank as defined in Section 3(a)(6) of the Exchange Act;

/ /  (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act;

/ /  (d) Investment company registered under Section 8 of the Investment
         Company Act;

/ /  (e) Investment adviser in accordance with rule 13d-1(b)(1)(ii)(E);

/ /  (f) An employee benefit plan or endowment fund in accordance with Rule
         13d-1 (b)(1)(ii)(F);

/ / (g) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

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                                                                     Page 4 of 6

/ /  (h) A savings association as defined in section 3(b) of the Federal Deposit
         Insurance Act;

/ / (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

/ /  (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to rule 13d-1(c), check this box.  / /

Item 4. Ownership.

(a)  Amount beneficially owned:

         Daiichi beneficially owns 462,857 shares of Common Stock as a result of its acquisition of $3,000,000 principal amount of convertible subordinated debentures of SONUS which automatically converted into 462,857 shares of Common Stock on October 17, 1995. Daiichi has made no purchases or sales of any securities of SONUS since its initial acquisition of the convertible subordinated debentures on November 5, 1993.

(b) Percent of class:

         As reported in the quarterly report on Form 10-Q of SONUS for the period ended June 30, 1998, Daiichi beneficially owns 5.4% of the total outstanding shares of Common Stock, based upon 8,626,216 shares of Common Stock outstanding as at July 15, 1998.

(c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 462,857.
         (ii)  Shared power to vote or to direct the vote: 0.
         (iii) Sole power to dispose or to direct the disposition of: 462,857.
         (iv)  Shared power to dispose or to direct the disposition of:  0.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

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                                                                     Page 5 of 6

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

         Not applicable.

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                                                                     Page 6 of 6


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1998

                                            DAIICHI PHARMACEUTICAL CO., LTD.

                                            By:    /s/Kenji Okutani
                                                   ----------------
                                            Name:  Kenji Okutani
                                            Title: General Manager, Finance and
                                                    Accounting Department